Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010

November 5, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JGWPT Holdings Inc. Registration Statement on Form S-1 (File No. 333-191585)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company's proposed initial public offering of up to 14,030,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. EST on November 7, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 28 , 2013, through the date hereof:

Preliminary Prospectus dated October 28, 2013:

3,986 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC. As Representative of the several Underwriters

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

Credit Suisse Securities (USA) LLC As Representative of the several Underwriters

By:	/s/ Andrew Rosenburgh
	Name:	Andrew Rosenburgh
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]